EXHIBIT 99.1

Student Transportation Inc. Declares Cash Dividend

Dividend Approved Quarterly Will Continue to be Paid Monthly

WALL, N.J., Feb. 09, 2018 (GLOBE NEWSWIRE) -- Student Transportation Inc. (STI) (TSX:STB) (NASDAQ:STB), an industry leader in school transportation, safety and fleet services, announced that the Board of Directors has approved a regular monthly cash dividend of US$0.03667 per common share on the dates of May 15, June 15 and July 16 of 2018 to shareholders of record at the close of the last business day on each of the months of April through June of 2018. The July payment will be the Company's 162nd consecutive monthly dividend paid to shareholders of record.

STI designates these dividends to be "eligible dividends" pursuant to subsection 89(14) of the Income Tax Act (Canada) and its equivalent in any provinces of Canada. These dividends should be considered "qualified dividends" from a U.S. tax perspective under Section 1(h)(11) of the Internal Revenue Code of 1986, as amended, subject to the shareholder meeting and the holding period requirement to claim the qualified dividend treatment.

About Student Transportation Inc.
Founded in 1997, Student Transportation Inc. (STI) is an industry leader in school transportation, safety and fleet services. STI operates more than 13,500 vehicles, providing customers with the highest level of safe and reliable student transportation, management, logistics and technology solutions throughout the U.S. and Canada. Services are delivered by drivers, dispatchers, maintenance technicians, managers, information technology professionals and others, who are caring members of their local communities. For more information, please visit www.rideSTBus.com.

Forward-Looking Statements
Certain statements in this news release are “forward-looking statements” within the meaning of applicable securities laws, which reflect the expectations of management regarding, among other matters, STI’s revenues, expense levels, cost of capital, financial leverage, seasonality, liquidity, profitability of new businesses acquired or secured through bids, borrowing availability, ability to renew or refinance various loan facilities as they become due, ability to execute STI’s growth strategy and cash distributions, as well as their future growth, results of operations, performance and business prospects and opportunities. Forward-looking statements generally can be identified by the use of forward-looking terminology such as “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “believe,” “should,” “plans” or “continue” or similar expressions, and the negative forms thereof, suggesting future outcomes or events.

Company Contact:
Doug Coupe
Director of Communications & Investor Relations
Student Transportation Inc.
dcoupe@ridesta.com
843.884.2720